Exhibit (a)(5)(v)

News Release

Merck Completes Acquisition of Terns Pharmaceuticals, Inc.

Addition of TERN-701, a novel investigational oral allosteric BCR::ABL1 tyrosine kinase inhibitor, further diversifies Merck’s oncology pipeline

RAHWAY, N.J., May 5, 2026 – Merck (NYSE: MRK), known as MSD outside of the United States and Canada, today announced the successful completion of the acquisition of Terns Pharmaceuticals, Inc. (“Terns”) (Nasdaq: TERN).

“The Terns acquisition reflects Merck’s continued focus on science-driven, value-enhancing business development aimed at bringing meaningful innovation to patients,” said Robert M. Davis, chairman and chief executive officer, Merck. “We believe TERN-701 has the potential to become a differentiated treatment option for certain patients with chronic myeloid leukemia, and we look forward to working with the Terns team to advance its clinical development.”

TERN-701 was recently granted Breakthrough Therapy Designation (BTD) by the U.S. Food and Drug Administration (FDA) for the treatment of adults with Philadelphia chromosome-positive chronic myeloid leukemia (CML) in the chronic phase without the T315I mutation previously treated with two or more prior tyrosine kinase inhibitors (TKIs). The BTD designation for TERN-701 is based on data from the ongoing Phase 1/2 CARDINAL trial (NCT06163430).

Transaction details

Merck completed the cash tender offer, through a subsidiary, for all the outstanding shares of common stock of Terns at a purchase price of $53.00 per share, without interest and subject to any applicable tax withholding. As of the tender offer expiration at one minute after 11:59 p.m., Eastern Time, on May 4, 2026, 100,091,794 shares of Terns common stock were validly tendered and not validly withdrawn, representing approximately 86.36% of the total number of Terns’ issued and outstanding shares of common stock as of such date and time. All such shares have been accepted for payment in accordance with the terms of the tender offer, and Merck, on behalf of its subsidiary, will promptly pay for such shares.

Following the completion of the tender offer, Merck completed the acquisition of Terns through a merger of Merck’s wholly owned subsidiary with and into Terns, with Terns being the surviving corporation, in which all shares of Terns common stock issued and outstanding at the effective time of the merger were converted into the right to receive cash equal to the $53.00 offer price per share, without interest and subject to any applicable tax withholding. At the completion of the merger, Terns became a wholly-owned subsidiary of Merck and Terns’ common stock will no longer be listed or traded on the Nasdaq Global Select Market.

The transaction is expected to be accounted for as an asset acquisition, resulting in a charge to research and development expense of approximately $5.8 billion, or approximately $2.35 per share, included in both second quarter and full year 2026 GAAP and non-GAAP results. Additionally, GAAP and non-GAAP EPS are expected to be negatively impacted by approximately $0.12 per share in 2026, representing costs associated with advancing TERN-701 and costs of financing.

About TERN-701

TERN-701 is a novel investigational oral allosteric BCR::ABL1 tyrosine kinase inhibitor (TKI) designed to bind to the ABL myristoyl pocket, with a potentially best-in-disease profile that could improve upon existing treatments for certain patients with chronic myeloid leukemia (CML).

About chronic myeloid leukemia

Chronic myeloid leukemia (CML) is a slow growing type of blood cancer that leads to an overproduction of white blood cells that accumulate in the blood and bone marrow, disrupting the production of healthy blood cells. CML is commonly associated with the Philadelphia chromosome, a translocation between chromosomes 9 and 22 that results in constitutive activation of the BCR::ABL1 fusion protein, which fuels cancer growth.

About Merck in hematology

Merck is advancing a pipeline of hematology candidates targeting a diverse range of targets across leukemias, lymphomas and myeloproliferative neoplasms. Candidates in Phase 3 development include: bomedemstat (MK-3543), an investigational, orally available lysine-specific demethylase 1 (LSD1) inhibitor; nemtabrutinib (MK-1026), an investigational, non-covalent Bruton’s tyrosine kinase (BTK) inhibitor; and zilovertamab vedotin (MK-2140), an investigational antibody-drug conjugate (ADC) that targets receptor tyrosine kinase-like orphan receptor 1 (ROR1). Additionally, MK-1045, an investigational CD19xCD3 T-cell engager, is currently being evaluated in a Phase 1b/2 trial.

About Merck

At Merck, known as MSD outside of the United States and Canada, we are unified around our purpose: We use the power of leading-edge science to save and improve lives around the world. For more than 130 years, we have brought hope to humanity through the development of important medicines and vaccines. We aspire to be the premier research-intensive biopharmaceutical company in the world – and today, we are at the forefront of research to deliver innovative health solutions that advance the prevention and treatment of diseases in people and animals. We foster a diverse and inclusive global workforce and operate responsibly every day to enable a safe, sustainable and healthy future for all people and communities. For more information, visit www.merck.com and connect with us on X (formerly Twitter), Facebook, Instagram, YouTube and LinkedIn.

Forward-Looking Statement of Merck & Co., Inc., Rahway, N.J., USA

This news release of Merck & Co., Inc., Rahway, N.J., USA (the “company”) contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. “Forward-looking statements” describe future expectations, plans, results, or strategies and are generally preceded by words such as “anticipates,” “expects,” “intends,” “believes,” “may,” “plan” or “will.” There can be no guarantees with respect to pipeline candidates that the candidates will receive the necessary regulatory approvals or that they will prove to be commercially successful. If underlying assumptions prove inaccurate or risks or uncertainties materialize, actual results may differ materially from those set forth in the forward-looking statements.

Such statements are subject to a multitude of risks and uncertainties that could cause future circumstances, events, or results to differ materially from those projected in the forward-looking statements, such as general industry conditions and competition; general economic factors, including interest rate and currency exchange rate fluctuations; the impact of pharmaceutical industry regulation and health care legislation in the United States and internationally; global trends toward health care cost containment; technological advances, new products and patents attained by competitors; challenges inherent in new product development, including obtaining regulatory approval; the company’s ability to accurately predict future market conditions; manufacturing difficulties or delays; financial instability of international economies and sovereign risk; dependence on the effectiveness of the company’s patents and other protections for innovative products; and the exposure to litigation, including patent litigation, and/or regulatory actions.

The company undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except to the extent required by law. Additional factors that could cause results to differ materially from those described in the forward-looking statements can be found in the company’s Annual Report on Form 10-K for the year ended December 31, 2025, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and the company’s other filings with the SEC available at the SEC’s Internet site (www.sec.gov).

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Media Contacts:	Carly Myar	Investor Contacts:	Peter Dannenbaum
	carly.myar@merck.com Michael Levey michael.levey@merck.com		(732) 594-1579 Steven Graziano (732) 594-1583